Exhibit 1

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports First Quarter 2010 Financial Results

Lod, Israel – April 28, 2010 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the first quarter 2010, ended March 31, 2010.

Revenues for the first quarter 2010 were $34.8 million compared to $34.2 million for the fourth quarter of 2009 and $29.3 million for the first quarter of 2009.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $1.7 million, or $0.04 per share, for the first quarter of 2010 compared to GAAP net income of $1.2 million, or $0.03 per share, for the fourth quarter of 2009, and a GAAP net loss of $3.3 million, or ($0.08) per share, for the first quarter of 2009.

Non-GAAP net income for the first quarter of 2010 was $2.5 million, or $0.06 per diluted share, compared to non-GAAP net income of $2.5 million, or $0.06 per diluted share, for the fourth quarter of 2009, and a non-GAAP net loss of $1.6 million, or ($0.04) per diluted share, for the first quarter of 2009.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to intangible assets, and (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

First Quarter 2010 Financial Results	Page 1 of 10

During the first quarter of 2010, AudioCodes generated $3.3 million in cash from operating activities compared to $26,000 in the first quarter of 2009.

Cash and cash equivalents, short-term and long-term deposits and short-term marketable securities were $54.7 million as of March 31, 2010, compared to $52.9 million as of December 31, 2009 and $113.5 million as of March 31, 2009. The year-over-year decline in this amount was attributable to the repurchase of approximately $73.1 million in principal amount of the Company’s Senior Convertible Notes in the fourth quarter of 2009, offset, in part, by cash provided by operating activities.

“AudioCodes’ first quarter performance was highlighted by solid growth in our core enterprise and service provider markets and year-over-year improvements in revenues, net income, and cash flow from operations. Our focus on partnering with world leading application software vendors, investments in growing our global network of value add resellers and developing highly integrated converged voice and data intelligent network devices for unified IP communications and collaboration are beginning to yield results,” commented Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “The new product offerings for 2010 are expanding our addressable markets and, with improving enterprise capital spending trends, we believe that AudioCodes is positioned to continue its growth in 2010 and beyond,” concluded Shabtai Adlersberg.

Nachum Falek, AudioCodes' Vice President of Finance and CFO, will be leaving AudioCodes at the end of the month, after ten years with the Company in order to pursue new challenges. Until a suitable replacement is appointed, Shabtai Adlersberg, President, Chairman and Chief Executive Officer of AudioCodes, will assume executive management of AudioCodes' large and capable finance department and will be the acting CFO of AudioCodes.

“Nachum has played a significant role in the development of the Company in his ten years here. He has done an excellent job in leading our financial and investor relationship activities while assisting me in the daily management at AudioCodes,” said Shabtai Adlersberg, President, Chairman and Chief Executive Officer of AudioCodes. “We have the good fortune that Nachum has built a strong and capable financial team and I am confident that a smooth transition will occur. I and the rest of AudioCodes’ management and Board of Directors wish Nachum good luck in his future endeavors.”

First Quarter 2010 Financial Results	Page 2 of 10

In connection with the preparation of AudioCodes’ financial statements for the year ended December 31, 2009, the Company adjusted the deferred tax liability related to the adoption of FASB Staff Position 14-1 ("FSP 14-1"). FSP 14-1 was adopted by the Company effective for financial statements issued for periods starting January 1, 2009. FSP 14-1 required the Company to separately account for the liability and equity components of its Senior Convertible Notes and required retroactive adjustment for prior periods. The adjustment, which reversed tax income previously recorded in connection with the application of FSP 14-1, was a non-cash item that impacted AudioCodes’ GAAP results of operations for the years ended December 31, 2008 and 2009. This adjustment does not affect the Company’s Non-GAAP results as previously reported. The Company repurchased almost all of its Senior Convertible Notes in the fourth quarter of 2009.

As a result of the adjustment, for the years ended December 31, 2008 and 2009, AudioCodes recorded additional income tax expense in the amount of $1.2 million and $735,000, respectively, in the Company’s statements of operations. As a result, AudioCodes’ GAAP net loss for 2008 is $85.8 million, or ($2.08) per share, and for 2009 is $3.3 million, or ($0.08) per share, compared to a net loss for 2008 of $84.6 million, or ($2.05) per share, and for 2009 of $2.6 million, or ($0.05) per share, previously reported in the Company’s press release dated February 3, 2010. The audited financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 to be filed with the U.S. Securities and Exchange Commission will reflect this adjustment.

Conference Call & Web Cast Information
AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time on April 28, 2010 to discuss the Company’s first quarter 2010 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

First Quarter 2010 Financial Results	Page 3 of 10

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD(TM), relies primarily on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies' products and operations into AudioCodes' business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What's Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

First Quarter 2010 Financial Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,461	$38,969
Short-term deposits	16,224	13,902
Trade receivables, net	21,186	18,522
Other receivables and prepaid expenses	4,265	2,554
Deferred tax assets	1,053	1,053
Inventories	14,487	13,516

Total current assets	95,676	88,516

LONG-TERM INVESTMENTS:
Investments in companies	1,523	1,510
Deferred tax assets	1,174	1,174
Severance pay funds	12,655	12,235

Total long-term investments	15,352	14,919

PROPERTY AND EQUIPMENT, NET	4,635	4,956

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	38,759	39,142

Total assets	$154,422	$147,533

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	13,454	8,609
Other payables and accrued expenses	19,828	19,550

Total current liabilities	39,282	34,159

ACCRUED SEVERANCE PAY	14,013	13,336

LONG-TERM BANK LOANS	14,250	15,750

SENIOR CONVERTIBLE NOTES	403	403

Total equity	86,474	83,885

Total liabilities and equity	$154,422	$147,533

First Quarter 2010 Financial Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Three months ended March 31,
	2010	2009

Revenues	$34,804	$29,297

Cost of revenues	15,571	12,908

Gross profit	19,233	16,389

Operating expenses:
Research and development, net	7,356	8,211
Selling and marketing	8,064	8,614
General and administrative	1,968	2,053

Total operating expenses	17,388	18,878

Operating income (loss)	1,845	(2,489)
Financial expenses, net	(79)	(714)

Income (loss) before taxes on income	1,766	(3,203)
Income taxes, net	(66)	(52)
Equity in profit (losses) of affiliated companies	4	(40)

Net income (loss)	$1,704	$(3,295)

Net loss attributable to the non-controlling interest	91	179

Net income (loss) attributable to AudioCodes	$1,795	$(3,116)

Basic net earnings (loss) per share	$0.04	$(0.08)

Diluted net earnings (loss) per share	$0.04	$(0.08)

Weighted average number of shares used in computing basic net earnings per share	40,301	40,182

Weighted average number of shares used in computing diluted net earnings per share	40,731	40,182

First Quarter 2010 Financial Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Three months ended
	March 31,
	2010	2009

Revenues	$34,804	$29,297

Cost of revenues (1) (2)	15,243	12,558

Gross profit	19,561	16,739

Operating expenses:
Research and development, net (1)	7,252	8,038
Selling and marketing (1) (2)	7,836	8,266
General and administrative (1)	1,865	1,987

Total operating expenses	16,953	18,291

Operating income	2,608	(1,552)
Financial income (expenses), net (3)	(79)	35

Income before taxes on income	2,529	(1,517)
Income taxes, net	(66)	(52)
Equity in profit (losses) of affiliated companies	4	(40)

Non-GAAP net income (loss)	$2,467	$(1,609)

Net loss attributable to the non-controlling interest	91	179

Net income (loss) attributable to AudioCodes	$2,558	$(1,430)

Non-GAAP diluted net earnings (loss) per share	$0.06	$(0.04)

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	40,979	40,182

(1)	Excluding stock-based compensation expenses related to options granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Excluding adjustments to interest expense with respect to Senior Convertible Notes, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

First Quarter 2010 Financial Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Three months ended
	March 31,
	2010	2009

GAAP Net income (loss)	$1,704	$(3,295)

GAAP Diluted earnings (loss) per share	$0.04	$(0.08)

Cost of revenues:
Stock-based compensation (1)	20	36
Amortization expenses (2)	308	314
	328	350
Research and development, net:
Stock-based compensation (1)	104	173

Selling and marketing:
Stock-based compensation (1)	153	260
Amortization expenses (2)	75	88
	228	348
General and administrative:
Stock-based compensation (1)	103	66

Financial expenses:
FSP APB 14-1 adjustment (3)	-	749

Non-GAAP Net income (loss)	$2,467	$(1,609)

Non-GAAP Diluted earnings (loss) per share	$0.06	$(0.04)

(1)	Stock-based compensation expenses related to options granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Adjustments to interest expense with respect to Senior Convertible Notes, due to implementation of FSP APB 14-1.
Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

First Quarter 2010 Financial Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$1,704	$(3,295)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,033	1,361
Amortization of marketable securities premiums and accretion of discounts, net	-	(5)
Equity in losses of affiliated companies	(13)	40
Decrease (increase) in accrued severance pay, net	257	(138)
Stock-based compensation expenses	380	535
Amortization of senior convertible notes discount and deferred charges	-	780
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	-	(235)
Decrease (increase) in trade receivables, net	(2,664)	8,240
Increase in other receivables and prepaid expenses	(1,591)	(1,663)
Increase in inventories	(971)	(1,489)
Increase in trade payables	4,845	601
Decrease in other payables and accrued expenses	278	(4,706)

Net cash provided by operating activities	3,258	26

Cash flows from investing activities:
Proceeds from sale of deposits	13,902	11,499
Investments in companies	-	(100)
Purchase of property and equipment	(329)	(340)
Investment in short-term deposit	(16,224)	(15,813)

Net cash used in investing activities	(2,651)	(4,754)

First Quarter 2010 Financial Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Three months ended March 31,
	2010	2009
Cash flows from financing activities:
Repayment of loan from bank	(1,500)	(1,500)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	385	-

Net cash used in financing activities	(1,115)	(1,500)

Decrease in cash and cash equivalents	(508)	(6,228)
Cash and cash equivalents at the beginning of the period	38,969	36,779

Cash and cash equivalents at the end of the period	$38,461	$30,551

First Quarter 2010 Financial Results	Page 10 of 10